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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                VISTA GOLD CORP.
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                                (Name of Issuer)

                                  COMMON SHARES
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                         (Title of Class of Securities)

                                   927926 20 4
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                                 (CUSIP Number)

                                December 24, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)


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CUSIP No. 927926 20 4

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    1.    Names of Reporting Persons.             PanAmerica Capital Group, Inc.
          I.R.S. Identification Nos. of above
            persons (entities only).                              Not Applicable
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    2.    Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [X]
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    3.    SEC Use Only
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    4.    Citizenship or Place of Organization                Republic of Panama
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Number of           5.       Sole Voting Power                           989,285
Shares              ------------------------------------------------------------
Beneficially        6.       Shared Voting Power
Owned by            ------------------------------------------------------------
Each Reporting      7.       Sole Dispositive Power                      989,285
Person With         ------------------------------------------------------------
                    8.       Shared Dispositive Power
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    9.    Aggregate Amount Beneficially Owned by Each Reporting Person   989,285

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    10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
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    11.   Percent of Class Represented by Amount in Row (9)                 9.9%
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    12.   Type of Reporting Person (See Instructions)                         CO
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CUSIP No. 927926 20 4


                                  SCHEDULE 13G
                                (Amendment No. 1)

            The Statement on Schedule 13g, dated April 26, 2002, initially filed by PanAmerica Capital Group, Inc.(the "Reporting Person") is hereby amended by this Amendment No. 1, dated December 24, 2002 (the "Amendment"), to reflect certain changes in the information previously filed by the Reporting Person relating to the outstanding Common Shares of Vista Gold Corp. (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13G.

            NOTE: For the purposes of making the beneficial ownership calculations set forth below, the Issuer informed the Reporting Person that the number of Common Shares outstanding as of December 24, 2002 was 9,967,082.

Item 1.

         (a)   Name of Issuer
               Vista Gold Corp.

         (b)   Address of Issuer's Principal Executive Offices
               7961 Shaffer Parkway, Suite 5, Littleton, Colorado 80127

Item 2.

         (a)   Name of Person Filing
               PanAmerica Capital Group, Inc.

         (b) Address of Principal Business Office or, if none, Residence 12th Floor, World Trade Center, Panama, Republic of Panama

         (c)   Citizenship                     Republic of Panama

         (d)   Title of Class of Securities    Common Shares

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         (e)   CUSIP Number                    927926 20 4

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         NOT APPLICABLE

         (a)   [ ]  Broker or dealer registered under section 15 of the Act
                    (15 U.S.C. 78o).

         (b)   [ ]  Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c).

         (c)   [ ]  Insurance company as defined in section 3(a)(19) of the
                    Act (15 U.S.C. 78c).

         (d)   [ ]  Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)   [ ]  An investment adviser in accordance with
                    Section 240.13d-1(b)(1)(ii)(E);

         (f)   [ ]  An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g)   [ ]  A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h)   [ ]  A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)   [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   [ ]  Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

                  On December 24, 2002, as part of a private transaction, the Issuer issued $425,533 units (the "Units") to the Reporting Person in consideration of a payment in the aggregate amount

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         of US $1,000,002.55. Each Unit consists of one Common Share and one
         2-year purchase warrant exercisable to purchase one Common Share at an exercise price of US $3.04 for the first year and US $3.45 for the second year. On December 24,2002, the Reporting Person beneficially owned 59,889 common shares of the Issuer and 78,330 five-year purchase warrants to purchase the Issuer's Common Shares at US $1.50.

                  The shares of Common Stock directly and beneficially acquired by the Reporting Person were acquired and are being held as an investment. The Reporting Person intends to review on a continuing basis its investment in the Issuer and may, depending on his evaluation of the Issuer's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment or dispose of, his investment in the Issuer. Except as set forth above, the Reporting Person does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation,
         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change, in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person, (h) a class of securities of the Issuer to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 989,285.

         (b)      Percent of class: 9.9%.

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote 989,285.

                  (ii)     Shared power to vote or to direct the vote 0.

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                  (iii)    Sole power to dispose or to direct the disposition of
                           989,285.

                  (iv) Shared power to dispose or to direct the disposition of 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                  NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group

                  NOT APPLICABLE

Item 9.  Notice of Dissolution of Group

                  NOT APPLICABLE

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Item 10. Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    January 3, 2003
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                                                          Date


                                              PanAmerica Capital Group, Inc.


                                           -----------------------------------
                                                        Signature


                                           Patrick M. Abraham, President & CEO
                                           -----------------------------------
                                                        Name/Title